think small

"For the past three years, the best-performing small-company funds -- which generally invest in stocks with market values of $2 billion or less -- are those managing smaller pools of money, according to research firm Morningstar Inc.

Funds with billions of dollars under management tended toward more middle-of-the-road performance." ***The Wall Street Journal*, January 19, 2007**

Paradigm Value Fund (PVFAX) $121 million in assets

Five-star Small-Cap Value fund. Lipper Leader for Performance and Consistency 9/30/07

Paradigm Opportunity Fund (PFOPX) $6 million in assets

Small-Cap Core fund finishing its third year. Lipper 8th percentile for YTD performance 10/31/07

Paradigm Select Fund Fund (PFSLX) $12 million in assets

SMid-Cap Value fund finishing its third year. Also Lipper 8th percentile for YTD performance 10/31/07

- Significant capacity
- Strong performance history & investment process
- Designed for fee-based advisors: No load, no 12b-1
- Available through Pershing, Schwab, Fidelity, AIG, and other platforms

Visit funds.paradigmcapital.com to request details or a selling agreement

(and receive a free reprint of the Wall Street Journal article referenced above).

Contact: Gordon Sacks, Vice President (518) 431-3261 direct | gsacks@paradigmcapital.com

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional information contain this and other information about the Funds and are available by calling 800 239-0732. Please read the prospectus and statement of additional information carefully before investing.